Exhibit 99.1

REE Automotive Announces Increase in Previously Announced Registered Direct Offering to $36.4
Million with Pricing of Additional $9.4 Million at Premium to Market, Led by Strategic Investor Motherson Group

●	Motherson Group and M&G Investment led the round and held their ownership stake in the company

●	Pricing is in addition to the previously announced $27 million offering

●	New capital further strengthens REE’s cash position ahead of planned vehicle deliveries for nearly $1 billion in reservations

TEL AVIV, March 26, 2025: REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company that develops and builds software-defined electric vehicles, today announced that it has entered into securities purchase agreements with certain existing strategic investors, including M&G Investments and Motherson Group, for the purchase and sale of 2,219,176 ordinary shares at a purchase price of $4.25 per share, pursuant to a registered direct offering, resulting in gross proceeds of up to approximately $9.4 million at closing(s) before deducting placement agent commissions and other offering expenses. The closing of the offering is expected to occur on or about March 27, 2025, subject to the satisfaction of customary closing conditions.

The complete registered direct offering, including the proceeds from the offering announced on March 18, 2025, totals $36.4 million led by Motherson Group, one of the world’s leading automotive suppliers; M&G Investments, and new and existing shareholders, at a purchase price of $4.25 per share. REE issued a total of 8,595,807 shares of its ordinary shares in the current and prior offering combined.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

CEO Commentary

Despite recent market volatility and sector anxiety, which we believe has negatively impacting fund raising conditions, we believe the successful closure of this straight equity registered direct offering provides us with additional capital to build further upon our strong business momentum.

We believe that our recently announced memorandum of understanding (MOU) represents a significant commercial development and highlights the scale of opportunity open to REE. This MOU aims to generate up to $770 million in potential revenue, including from software and services, from a collaboration with a global technology company. As the first deal of this nature for REE, we believe that it reflects growing interest from a broadening customer base, spanning commercial and passenger segments, to integrate our software defined vehicle (SDV) technology into their vehicle offerings across passenger and commercial vehicles. We believe this is just the start of our advanced SDV technology reshaping electric and autonomous transportation at scale through integration into multiple vehicle segments and applications outside of REE across different geographies.

Besides ongoing commercial traction, REE remains intensely focused on ramping to mass production. We believe that the continued support from our largest shareholders, Motherson Group, and our long-term investor, M&G Investments, who also led our previous investment in September 2024, reinforces their commitment to our future growth.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-266902) which was declared effective by the Securities and Exchange Commission (the “SEC”) on August 25, 2022. The offering is made only by means of a prospectus which is part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Additionally, when available, electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About REE Automotive

REE Automotive Ltd. (Nasdaq: REE) is a technology company enabling the next generation of software-defined vehicles (SDVs). Powered by REE® vehicles manage operations and features through proprietary software, enhancing safety, modularity and performance in passenger and commercial vehicles.  At the core of REE’s SDV technology is a single unified layer powered by the company’s system-on-chip, redundant architecture capable of real-time, complex decision making on vehicle dynamics, energy management and autonomy. REE has a global supply chain managed by multibillion dollar international supplier, Motherson Group, REE’s second largest investor. Together with a leading automotive manufacturer in Detroit, REE can produce Powered by REE vehicles at scale without the need for capital-intensive investment. REE’s SDV technology licensing is a solution for OEMs seeking to improve their cost structure, reduce time to market and enhance their product offering. The company is targeting the first deliveries of its flagship P7-C electric truck in the first half of 2025, and plans for continued growth by completing, not competing with global OEM’s future vehicle lineups. With a validated and certified SDV architecture, REE helps automakers and fleet operators unlock new mobility possibilities. Learn more at www.ree.auto.

Contacts

Media Contact
Malory Van Guilder
Skyya PR for REE Automotive
+1 651-335-0585
ree@skyya.com

Investor Contact
Dana Rubinstein
Chief Strategy Officer for REE Automotive
investors@ree.auto

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses the expected closing of the offering and the expected use of proceeds, its belief that the offering provides it with additional capital to build further upon it strong business momentum, the belief that the continued support from its largest shareholders reinforces their commitment to REE’s future growth, the potential benefits of the recently announced MOU and the potential revenues that may be realized pursuant to the MOU, the belief that the MOU is just the start of its advanced SDV technology reshaping electric and autonomous transportation at scale through integration into multiple vehicle segments and applications outside of REE across different geographies. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “can,” “estimate,” “expect,” “foresee,” “intend(s),” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on suppliers and potential suppliers, which include single or limited source suppliers; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to a lack of compliance with Nasdaq’s minimum bid price requirement or other Nasdaq listing rules; future sales of our securities by existing material shareholders or by us that could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of fluctuations in interest rates, inflation, and foreign exchange rates; the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate (including the recent policy changes by the Trump Administration); the ongoing Gaza war and other military conflict in Israel; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 and in subsequent filings with the SEC.

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